DODGE & COX FUNDS

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Stock Fund

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

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How to Invest

As of February 4, 2008, the Dodge & Cox Stock Fund has reopened to new investors.

OBJECTIVES

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

STRATEGY

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS

Fund Inception Date January 4, 1965

Total Net Assets (as of 6/30/2008) $52.5 billion Expense Ratio

0.52%

(1/1/08 to 6/30/08, annualized)

Portfolio Turnover Rate

20%

(1/1/08 to 6/30/08, unannualized)

Ticker Symbol DODGX

CUSIP 256219106 Minimum Initial Investment $2,500 Minimum Initial IRA Investment $1,000

Minimum Subsequent Investment $100

Distributions Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

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FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX



Stock Fund

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

STANDARDIZED RETURNS

as of June 30, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Stock Fund	-21.43%	2.75%	9.29%	8.62%	12.50%
S&P 500 Index	-13.10%	4.42%	7.58%	2.89%	10.44%

FUND CHARACTERISTICS

as of June 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION

Net Asset Value Per Share	$111.33
Total Net Assets (billions)	$52.5
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.52%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	20%
30-Day SEC Yield[(a)]	1.92%
Fund Inception	1965

ASSET ALLOCATION



Stocks
98.5%
Cash
Equivalents
1.5%

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- Prospectus
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- Fact Sheet
- Shareholder Report
- Fund Holdings
- Stock and Balanced Funds Reopen
- How to Invest

PORTFOLIO S&P CHARACTERISTICS FUND 500 Number of Stocks 81 500

Median Market Capitalization (billions) $19 $11 Weighted Average Market Cap. $65 $90

(billions)

Price-to-Earnings Ratio(b) 11.8x 15.7x Foreign Stocks (%)(c) 19.5% 0.0%

TEN LARGEST HOLDINGS (%)(d) FUND Comcast Corp. 4.5

Hewlett-Packard Co. 4.5 Wachovia Corp. 3.2 Novartis AG (Switzerland) 3.1

Time Warner, Inc. 2.9 Walmart Stores, Inc. 2.8

Sony Corp. (Japan) 2.8 Sanofi-Aventis (France) 2.7 GlaxoSmithKline PLC (United Kingdom) 2.7 News Corp. 2.

S&P SECTOR DIVERSIFICATON (%) FUND 500 Health Care 21.5 11.9

Consumer Discretionary 20.9 8.1 Financials 16.9 14.3 Information Technology 16.3 16.4 Energy 9.1 16.2 Industrials 5.2 11.1 Materials 3.6 3.9 Consumer Staples 3.2 10.8 Telecommunication Services 1.8 3.3 Utilities 0.0 4.0

(a) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month. (b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.

(c) Foreign stocks are U.S. dollar-denominated.

(d) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund's most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

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FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX

Global Stock Fund

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

OBJECTIVES The Fund seeks long-term growth of principal and income.

STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company's management are weighed against valuation in selecting individual securities.

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Prospectus

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IRA Plan

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Fund Holdings

Fact Sheet

How to Invest

FUND FACTS

Fund Inception Date May 1, 2008

Total Net Assets (as of 6/30/2008) $329 million Expense Ratio 0.87%

(5/1/08 to 6/30/08, annualized)

Portfolio Turnover Rate

1%

(5/1/08 to 6/30/08, unannualized)

Ticker Symbol DODWX Fund Number 1049 CUSIP 256206202 Minimum Initial Investment $2,500 Minimum Initial IRA Investment $1,000

Minimum Subsequent Investment $100

Distributions Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

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FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX

Global Stock Fund

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

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RELATED DOCUMENTS

Prospectus

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IRA Plan

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Fund Holdings

Fact Sheet

How to Invest

STANDARDIZED RETURNS as of June 30, 2008 (updated quarterly)

1 YEAR 3 YEARS 5 YEARS 10 YEARS 20 YEARS

Global Stock Fund NA† NA† NA† NA† NA†

MSCI World Index NA† NA† NA† NA† NA†

FUND CHARACTERISTICS as of June 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION

Net Asset Value Per Share $8.74

Total Net Assets (millions) $329

Expense Ratio 0.87%

(5/1/08 to 6/30/08, annualized)

Portfolio Turnover Rate 1%

(5/1/08 to 6/30/08, unannualized)

30-Day SEC Yield(a) 2.38%

Fund Inception Date 5/1/08

ASSET ALLOCATION

Stocks 97.4%

Cash Equivalent 2.6%

PORTFOLIO MSCI CHARACTERISTICS FUND WORLD Number of Stocks 79 1,744

Median Market Capitalization (billions) $27 $8

Weighted Average Market Cap. $59 $70

(billions)

Price-to-Earnings Ratio(b) 10.3x 11.9x Countries Represented 21 23

Emerging Markets 11.8% 0.0%

TEN LARGEST HOLDINGS (%)(c) FUND Wachovia Corp. (United States) 3.6

American International Group, Inc. 3.6

(United States)

Royal Bank of Scotland Group PLC 2.9

(United Kingdom)

Hewlett-Packard Co. (United States) 2.6 Sony Corp. (Japan) 2.6 Novartis AG (Switzerland) 2.6 Credit Suisse Group (Switzerland) 2.4 Unicredit SPA (Italy) 2.3 Comcast Corp. (United States) 2.2 Wellpoint, Inc. (United States) 2.0

Stocks

Cash Equivalents 2.6%

REGION MSCI DIVERSIFICATION (%) FUND WORLD United States 43.6 47.0

Europe (excluding U.K) 28.3 22.3 United Kingdom 8.8 10.5 Japan 6.8 10.3 Latin America 3.4 0.0 Africa 3.1 0.0 Pacific (excluding Japan) 2.9 5.0 Canada 0.5 4.9

SECTOR MSCI DIVERSIFICATION (%) FUND WORLD Financials 28.8 20.1

Consumer Discretionary 16.2 8.7 Health Care 13.9 9.1 Information Technology 12.3 10.7 Materials 6.9 8.5 Energy 6.3 13.5 Industrials 5.9 11.1 Consumer Staples 4.2 8.8 Telecommunicaton Services 2.9 4.4 Utilities 0.0 5.1

(a) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.

(c) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International World Index (MSCI World) is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

† The Global Stock Fund’s inception date was May 1, 2008. The total return since the Fund’s inception through June 30, 2008 (0.17 years) was -12.60%. The Morgan Stanley Capital International World Index’s (MSCI World) total return was -6.58% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

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FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX

International Stock Fund

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

OBJECTIVES The Fund seeks long-term growth of principal and income.

STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

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RELATED DOCUMENTS

Prospectus

– Account Application

IRA Plan

– IRA Application

Fact Sheet

Shareholder Report

Fund Holdings

How to Invest

FUND FACTS

Fund Inception Date May 1, 2001

Total Net Assets (as of 6/30/2008) $49.4 billion Expense Ratio 0.65%

(1/1/08 to 6/30/08, annualized)

Portfolio Turnover Rate

(1/1/08 to 6/30/08, unannualized) 13% Ticker Symbol DODFX

CUSIP 256206103 Minimum Initial Investment $2,500 Minimum Initial IRA Investment $1,000 Minimum Subsequent Investment $100

Distributions Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

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FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX


International Stock Fund

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

STANDARDIZED RETURNS

as of June 30, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
International Stock Fund	-11.74%	13.23%	21.97%	NA†	NA†
MSCI EAFE Index	-10.61%	12.84%	16.67%	NA†	NA†

FUND CHARACTERISTICS

as of June 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION

Net Asset Value Per Share	$40.71
Total Net Assets (billions)	$49.4
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.65%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	13%
30-Day SEC Yield[(a)]	2.12%
Fund Inception	2001

ASSET ALLOCATION


Stocks
96.9%
Cash
Equivalents
3.1%

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- Prospectus
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- Fact Sheet
- Shareholder Report
- Fund Holdings
- How to Invest

PORTFOLIO CHARACTERISTICS	FUND	MSCI EAFE
Number of Stocks	97	1,023
Median Market Capitalization (billions)	$14	$7
Weighted Average Market Cap. (billions)	$59	$60
Price-to-Earnings Ratio[b]	10.5x	10.9x
Countries Represented	26	21
Emerging Markets	16.2%	0.0%

REGION DIVERSIFICATION (%)	FUND	MSCI EAFE
Europe (excluding U.K.)	39.7	46.5
Japan	21.3	21.3
United Kingdom	12.1	21.9
United States	7.1	0.0
Latin America	7.1	0.0
Pacific (excluding Japan)	5.5	10.3
Africa	3.1	0.0
Canada	0.7	0.0
Middle East	0.3	0.0

TEN LARGEST HOLDINGS (%)[c]	FUND
Novartis AG *(Switzerland)*	3.2
Royal Bank of Scotland Group PLC *(United Kingdom)*	2.7
Schlumberger, Ltd. *(United States)*	2.4
Sanofi-Aventis *(France)*	2.4
HSBC Holdings PLC *(United Kingdom)*	2.4
Bayer AG *(Germany)*	2.3
GlaxoSmithKline PLC *(United Kingdom)*	2.3
Royal Dutch Shell PLC *(United Kingdom)*	2.2
Unicredit SPA *(Italy)*	2.2
Schneider Electric *(France)*	2.2

SECTOR DIVERSIFICATION (%)	FUND	MSCI EAFE
Financials	26.3	25.1
Consumer Discretionary	14.9	9.7
Information Technology	13.5	5.2
Health Care	11.6	7.3
Energy	9.1	9.3
Industrials	8.3	12.0
Materials	7.8	11.3
Consumer Staples	3.2	8.1
Telecommunication Services	2.2	5.6
Utilities	0.0[d]	6.4

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.

(c) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d) Rounds to 0.0%.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through June 30, 2008 (7.17 years) was 12.73%. The MSCI EAFE’s annualized total return was 7.62% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

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Balance Fund

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Stock Fund

Global Stock Fund

International Stock Fund

Balanced Fund

Income Fund

Overview

Characteristics

Risks

Manager Biographies

RELATED DOCUMENTS

Prospectus

– Account Application

IRA Plan

– IRA Application

Fact Sheet

Shareholder Report

Fund Holdings

Stock and Balanced Funds Reopen

How to Invest

As of February 4, 2008, the Dodge & Cox Balanced Fund has reopened to new investors.

OBJECTIVES

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income. Stock and Balanced Funds Reopen STRATEGY How to Invest The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks — The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities — The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

FUND FACTS

Fund Inception Date June 26, 1931

Total Net Assets (as of 6/30/2008) $22.4 billion

Expense Ratio 0.53%

(1/1/08 to 6/30/08, annualized)

Portfolio Turnover Rate 18%

(1/1/08 to 6/30/08, unannualized)

Ticker Symbol DODBX

Fund Number 146

CUSIP 256201104

Minimum Initial Investment $2,500

Minimum Initial IRA Investment $1,000

Minimum Subsequent Investment $100

Distributions Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

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FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX


Balanced Fund

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

STANDARDIZED RETURNS

as of June 30, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Balanced Fund	-14.36%	2.74%	7.19%	7.83%	11.00%
Combined Index[(a)]	-5.23%	4.44%	6.21%	4.32%	9.45%

FUND CHARACTERISTICS

as of June 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION

Net Asset Value Per Share	$69.49
Total Net Assets (billions)	$22.4
30-Day SEC Yield[(b)]	3.11%
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.53%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	18%
Fund Inception	1931

ASSET ALLOCATION


Stocks 71.2%
Cash Equivalents 1.2%
Fixed Income Securities 27.6%

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RELATED DOCUMENTS

- Prospectus
  - Account Application
- IRA Plan
  - IRA Application
- Fact Sheet
- Shareholder Report
- Fund Holdings
- Stock and Balanced Funds Reopen
- How to Invest

STOCK PORTFOLIO (71.2% OF FUND)

STOCK CHARACTERISTICS FUND Number of Stocks 81

Median Market Capitalization (billions) $19

Price-to-Earnings Ratio(c) 11.7x

Foreign Stocks (%)(d) 13.8%

FIVE LARGEST SECTORS (%) FUND Health Care 15.3

Consumer Discretionary 15.1

Financials 12.3

Information Technology 11.7

Energy 6.6

TEN LARGEST STOCKS (%)(e) FUND

Comcast Corp. 3.2

Hewlett-Packard Co. 3.2

Wachovia Corp. 2.3

Novartis AG (Switzerland) 2.1

Wal-Mart Stores, Inc. 2.1

Time Warner, Inc. 2.1

GlaxoSmithKline PLC (United Kingdom) 2.0

Sanofi-Aventis (France) 1.9

Sony Corp. (Japan) 1.9

News Corp. 1.9

FIXED INCOME PORTFOLIO (27.6% OF FUND)

FIXED INCOME CHARACTERISTICS FUND Number of Fixed Income Securities 291

Effective Maturity 6.9 Years

Effective Duration 4.0 Years

SECTOR DIVERSIFICATION (%) FUND

U.S. Treasury & Government Related 1.2

Mortgage-Related Securities 12.0

Asset-Backed Securities 0.7

Corporate 13.7

CREDIT QUALITY (%)(f) FUND U.S. Government and Government Related 13.2

Aaa 1.6

Aa 2.9

A 1.1

Baa 4.7

Ba 0.7

B 2.5

Caa 0.9

Average Quality A1

FIVE LARGEST CORPORATE

FIXED INCOME ISSUERS (%)(e) FUND

GMAC, LLC 1.3

Ford Motor Credit Co. 1.0

Wachovia Corp. 1.0

HCA, Inc. 0.9

Time Warner, Inc. 0.9

(a) The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

(b) SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month. (c) Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(d) Foreign stocks are U.S. dollar-denominated.

(e) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(f) Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S.

Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

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Balanced Fund

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies



Seated left to right:
Thomas S. Dugan
Dana M. Emery
John A. Gunn
Kenneth A. Olivier
Diana S. Strandberg

Standing left to right:
Gregory R. Serrurier
Steven C. Voorhis
Charles F. Pohl
Wendell W. Birkhofer
Peter C. Lambert
C. Bryan Cameron
David C. Hoeft

INVESTMENT POLICY COMMITTEE

Dodge & Cox's Investment Policy Committee (nine members, average tenure at Dodge & Cox of 22 years) is responsible for determining the asset allocation of the Fund and managing the stock portion of the portfolio. Dodge & Cox's Fixed Income Investment Policy Committee (nine members, average tenure at Dodge & Cox of 14 years) is responsible for the day-to-day investment management of the fixed income portion of the Fund. The Committees work together in setting the duration of the fixed income portfolio and in approving new types of securities and proposed investments in issues rated below BBB. The titles below reference positions held with Dodge & Cox, the Fund's Investment Manager.

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- How to Invest

Wendell W. Birkhofer, Vice President — Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

C. Bryan Cameron, Vice President and Director of Research — Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft, Vice President — Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier, President — Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier, Vice President — Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg, Vice President — Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA designation.

Steven C. Voorhis, Vice President — Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and holds the CFA designation.

Members of the Fixed Income Policy Committee

Dana M. Emery, Executive Vice President and Manager of the Fixed Income Department — Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is the Vice President and a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Thomas S. Dugan, Vice President — Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Peter C. Lambert, Vice President — Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

Home

Contact Us

Search

FUND INFORMATION

ACCOUNT ACCESS

PERFORMANCE AND PRICES

FORMS & LITERATURE

ABOUT DODGE AND COX

Income Fund

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Stock Fund

Global Stock Fund

International Stock Fund

Balanced Fund

Income Fund

Overview

Characteristics

Risks

Manager Biographies

RELATED DOCUMENTS

Prospectus

– Account Application

IRA Plan

– IRA Application

Fact Sheet

Shareholder Report

Fund Holdings

Stock and Balanced Funds Reopen

How to Invest

OBJECTIVES The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

STRATEGY The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

FUND FACTS

Fund Inception Date January 3, 1989

Total Net Assets (as of 6/30/2008) $15.6 billion

Expense Ratio 0.44%

(1/1/08 to 6/30/08, annualized)

Portfolio Turnover Rate 10%

(1/1/08 to 6/30/08, unannualized)

Ticker Symbol DODIX

CUSIP 256210105

Minimum Initial Investment $2,500

Minimum Initial IRA Investment $1,000

Minimum Subsequent Investment $100

Distributions Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

Home | Contact Us | Search

FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX


Income Fund

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

STANDARDIZED RETURNS
as of June 30, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Income Fund	3.69%	3.49%	3.49%	5.62%	NA†
LBAG Index	7.13%	4.08%	3.86%	5.68%	NA†

FUND CHARACTERISTICS
as of June 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION

Net Asset Value Per Share	$12.21
Total Net Assets (billions)	$15.6
30-Day SEC Yield[a]	5.87%
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.44%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	10%
Fund Inception	1989

ASSET ALLOCATION


Fixed Income
Securities
98.2%
Cash
Equivalents
1.8%

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RELATED DOCUMENTS

- Prospectus
  - — Account Application
- IRA Plan
  - — IRA Application
- Fact Sheet
- Shareholder Report
- Fund Holdings
- How to Invest

PORTFOLIO CHARACTERISTICS	FUND	LBAG
Number of Fixed Income Securities	481	9,457
Effective Maturity (years)	6.6	7.4
Effective Duration (years)	3.9	4.7

FIVE LARGEST CORPORATE ISSUERS (%)[c]	FUND
Wachovia Corp.	3.0
Ford Motor Credit Co.	2.9
GMAC, LLC	2.6
HCA, Inc.	2.4
Time Warner, Inc.	2.3

SECTOR DIVERSIFICATION (%)	FUND	LBAG
U.S. Treasury & Government Related	7.1	31.8
Mortgage-Related Securities	49.4	38.8
Asset-Backed Securities/CMBS[b]	2.2	5.8
Corporate	39.5	19.8
Non-Corporate Yankee	0.0	3.8
Cash Equivalents	1.8	0.0

CREDIT QUALITY (%)[d]	FUND	LBAG
U.S. Government and Government Related	56.4	70.4
Aaa	2.5	8.3
Aa	9.2	5.4
A	5.5	8.4
Baa	13.9	7.5
Ba	2.3	0.0
B	6.0	0.0
Caa	2.4	0.0
Cash Equivalents	1.8	0.0
Average Quality	Aa2	Aa1

MATURITY DIVERSIFICATION (%)	FUND	LBAG
0-1 Years to Maturity	7.4	0.0
1-5	44.4	39.2
5-10	37.9	47.3
10-15	1.2	5.1
15-20	0.9	2.1
20-25	6.3	2.4
25 and Over	1.9	3.9

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.

(b) CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.

(c) The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d) The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

† The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through June 30, 2008 (19.50 years) was 7.56%. The Lehman Brothers Aggregate Bond Index’s (LBAG) annualized total return was 7.41% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use. Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.